

Mail Stop 3561

August 3, 2009

Mr. Daniel G. Keane, President and Chief Executive Officer
Mod-Pac Corporation
1801 Elmwood Avenue
Buffalo, New York 14207

   Re Form 10-K for Fiscal Year Ended December 31, 2008
       Filed March 5, 2009
       Form 10-Q for Quarterly Period Ended April 4, 2009
       Filed May 6, 2009
       File No. 0-50063

Dear Mr. Keane:

   We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

          Sincerely,

          John Reynolds
          Assistant Director

cc: Mod-Pac Corp.
    FAX: (800) 873-1269